EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
NRG Energy, Inc.:
We consent to the incorporation by reference in the registration statement on Form S-8 of NRG Energy, Inc. of our reports dated March 7, 2006, with respect to the consolidated balance sheets of NRG Energy, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity/(deficit) and comprehensive income/(loss) and cash flows for each of the years in the two year period ended December 31, 2005, and the related financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 and the effectiveness of internal control over financial reporting as of December 31, 2005, which reports appear in the December 31, 2005, annual report on Form 10-K of NRG Energy, Inc.
/s/ KPMG LLP
KPMG LLP
Philadelphia, Pennsylvania
July 20, 2006